Aflac Incorporated 2008 Form 10-K
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Years Ended December 31,

(In thousands)	2008	2007	2006	2005	2004

Fixed charges:
Interest expense*	$29,114	$26,612	$19,347	$22,515	$22,997
Interest on investment- type contracts	22,421	15,822	12,250	9,436	6,607
Rental expense deemed interest	1,394	1,032	894	605	615

Total fixed charges	$52,928	$43,466	$32,491	$32,556	$30,219

Earnings before income tax*	$1,914,878	$2,498,691	$2,263,789	$2,226,305	$1,773,375
Add back:
Total fixed charges	52,928	43,466	32,491	32,556	30,219

Total earnings before tax and fixed charges	$1,967,806	$2,542,157	$2,296,280	$2,258,861	$1,803,594

Ratio of earnings to fixed charges	37.2x	58.5x	70.7x	69.4x	59.7x

*	Excludes interest expense on income tax liabilities